ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

JUNE 20, 2013

TO: THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held in Meeting Room 1 at the Ernst & Young Tower, 440 – 2nd Avenue S.W., Calgary, Alberta on June 20, 2013 at 11:00 a.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2012 and the Auditor's Report thereon;

2.	to fix the number of directors of the Corporation at seven (7) directors;

3.	to elect seven (7) directors of the Corporation;

4.	to consider and approve the Advance Notice By-Law of the Corporation relating to the advance notice of nominations of directors, as more particularly described in the management information circular of the Corporation dated May 14, 2013 (the "Information Circular");

5.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournments(s) thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 14, 2013 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 14th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS
OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
President, Chief Executive Officer and a Director

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ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
to be held on June 20, 2013

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 20th day of June, 2013 in Meeting Room 1 at the Ernst & Young Tower, 440 - 2nd Avenue S.W., Calgary, Alberta at 11:00 a.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on May 14, 2013 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at May 14, 2013.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

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REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General and Special Meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Annual General and Special Meeting and form of proxy to the beneficial owners of such Shares. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the form of proxy enclosed with the Notice of Annual General and Special Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Annual General and Special Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted. If a Beneficial Shareholder wishes to vote indirectly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Holder in the space provided and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders, including Beneficial Shareholders. The Corporation will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder's intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at May 14, 2013, an aggregate of 168,382,838 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board has fixed the Record Date for the Meeting at the close of business on May 14, 2013.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation, as at May 14, 2013, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

quorum for meeting

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

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APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2012 and the Auditor's Report on such statements will be placed before Shareholders, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the "WITHHOLD" votes in respect of the election of a director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit his resignation promptly after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee's consideration.

The Human Resources, Compensation and Corporate Governance Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the recommendation and the Board's decision to accept or reject the resignation will be disclosed to the public within 90 days of the Meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at seven (7), as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at seven (7).

Election of Directors

At the Meeting, Shareholders will be asked to vote "FOR" or "WITHHOLD" on the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed. There are presently seven (7) directors of the Corporation.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence of the persons nominated for election as directors of the Corporation, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at May 14, 2013, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation

Stephen E. Balog(1)(2)(3) Alberta, Canada	29,918	Director since August 16, 2007	President, West Butte Management Inc. and Principal of Alconsult International Ltd., both of which are private consulting companies that provide technical and business advisory services to oil and gas operators. Prior thereto, President and Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June 2007. Mr. Balog has extensive oil and gas industry experience, and was a key contributor to the development and use of the Canadian Oil & Gas Evaluation Handbook as an industry standard for reserves evaluation.

Kelly I. Drader Alberta, Canada	577,810	Chief Financial Officer Director since May 24, 2001	Chief Financial Officer of Advantage since January 27, 2009. President and Chief Executive Officer of Longview Oil Corp. since December 15, 2010. Chief Executive Officer of Advantage from May 24, 2001 to January 27, 2009. President of AIM from March 2001 to June 2006. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Paul G. Haggis(1) Alberta, Canada	28,906	Director since November 7, 2008	Mr. Haggis' was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund, a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp., and Chairman of Canadian Pacific Railway. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation

Andy J. Mah Alberta, Canada	542,740	President and Chief Executive Officer Director since June 23, 2006	President since April 21, 2011. Chief Executive Officer since January 27, 2009. Chief Operating Officer of Longview since December 15, 2010. President and Chief Operating Officer from June 23, 2006 to January 27, 2009. Prior thereto, President of Ketch Resources Ltd. since October 2005. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.

Ronald A. McIntosh(1)(2)(3)(7) Alberta, Canada	59,723	Director since September 25, 1998(6)	Chairman of North American Energy Partners Inc., a publicly traded corporation and a director of Alvopetro Inc. formerly named Fortress Energy Inc. Mr. McIntosh has extensive experience in the energy business. His previous roles included President and Chief Executive Officer of Navigo Energy, Chief Operating Officer of Gulf Canada, Vice President Exploration and International of PetroCanada and Chief Operating Officer of Amerada Hess Canada.

Sheila H. O'Brien(2)(3) Alberta, Canada	24,591	Director since March 21, 2007	Ms. O’Brien has over 35 year’s experience in the oil and gas, pipeline and petrochemicals sector, in Canada, the USA, Europe and South America. She has held leadership positions in human resources, public affairs, health safety and the environment, and government and investor relations. She currently chairs the Human Resources and Compensation Committee of the Board of Directors of Gildan Activewear Inc., a Montreal based apparel company, MaRS Discovery District, a Toronto based technology accelerator as well as chairing the Arts and Finance Committee of the Alberta College of Art and Design. She is the author of three books on the future of Western Canada. She was inducted in the Order of Canada in 1998, and received the Jubilee Medal for public service in 2012.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation

Steven Sharpe Ontario, Canada	45,484	Director since May 24, 2001 and Non-Executive Chair since May 26, 2004	Managing Director, The EmBeSa Corporation. Mr. Sharpe is, and has been, a director of Longview since April 27, 2010. Since May 2013, a director of Renegade Petroleum Ltd. Until January, 2012, he was also Chairman of Prime Restaurants Inc. Since December, 2011, he was a director of C.A. Bancorp. Inc. and was appointed Chief Executive Officer in November 2012 until his resignation as Chief Executive Officer and director in March 2013. From October 2009 to March 2010, Mr. Sharpe was Chairman and Chief Executive Officer of Prime Restaurants Royalty Income Fund. Until July, 2009, he was Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank which he co-founded in May, 2003. Prior to that, Mr. Sharpe was Managing Partner of Blair Franklin, from its inception. Before then, he was Managing Director of The EBS Corporation, a management and strategic consulting firm. Prior to EBS, Mr. Sharpe was Executive Vice President of The Kroll-O'Gara Company ("Kroll"), New York. Prior to his joining Kroll, Mr. Sharpe was a senior partner with Davies, Ward & Beck in Toronto.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Compensation and Corporate Governance Committee.
(3)	Member of the Independent Reserve Evaluation Committee.
(4)	Advantage does not have an executive committee of the Board.
(5)	The directors of Advantage shall hold office until the next annual meeting of Shareholders or until each director’s successor is duly elected or appointed in accordance with the Business Corporations Act (Alberta).
(6)	The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.
(7)	Mr. McIntosh is a director of Fortress Energy Inc. ("Fortress"). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the "Order") under the Companies’ Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency ("CRA"). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28,2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements. Fortress was renamed Alvopetro Inc. on November 24, 2012.
(8)	Percentage of Shares beneficially owned or controlled is based on the number of Shares in the Corporation issued and outstanding as at May 14, 2013, being an aggregate of 168,382,838 Shares.
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As at May 14, 2013, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,427,554 Shares, being approximately 1.4% of the outstanding Shares. The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at May 14, 2013.

Cease Trade Orders or Bankruptcies

Except as set forth above, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)	was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)	was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)	was a director or executive officer of a corporation (including the Corporation) that while that person acting in that capacity or within a year of the person ceasing to act as a director or executive officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Approval of Advance Notice By-law

Background

On May 9, 2013, the Board approved the adoption by the Corporation of a By-law regarding advance notice of nominations of directors of the Corporation (the "Advance Notice By-law"). A copy of the Advance Notice By-law is attached to this Information Circular as Schedule "B".

Purpose of the Advance Notice By-law

The purpose of the Advance Notice By-law is to provide Shareholders, the Board and Management of the Corporation with a clear framework for nominating directors to help ensure orderly business at Shareholder meetings. Among other things, the Advance Notice By-law fixes a deadline by which Shareholders must submit director nominations to the Corporation prior to any annual or special meeting of Shareholders. It also specifies the information that a nominating Shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of Shareholders of the Corporation.

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The Corporation is committed to:

(a)	facilitating an orderly and efficient annual general, or where the need arises, special meeting process;

(b)	ensuring that all Shareholders receive adequate notice of director nominations and sufficient information in advance of an annual general or special meeting with respect to all director nominees; and

(c)	allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Summary of Terms of the Advance Notice By-law

The Advance Notice By-law provides that advance notice to the Corporation must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta) (the "ABCA"); (b) a requisition of a meeting made pursuant to the ABCA; or (c) by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more Shares carrying the right to vote at such meeting or who beneficially owns Shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) complies with the notice procedures set forth in the Advance Notice By-law.

The Advance Notice By-law fixes a deadline by which holders of Common Shares must submit director nominations to the Chief Financial Officer of the Corporation prior to any annual or special meeting of Shareholders of the Corporation and outlines the specific information that a nominating Shareholder must include in the written notice to the Chief Financial Officer of the Corporation for an effective nomination to occur. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-law.

In the case of an annual meeting of Shareholders, notice to the Chief Financial Officer of the Corporation must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law.

Confirmation and Approval of Advance Notice By-law by Shareholders

In accordance with the ABCA, the Advance Notice By-law is in effect until it is confirmed, confirmed as amended or rejected by Shareholders at the Meeting, and if confirmed or confirmed as amended, the Advance Notice By-law will continue in effect in the form in which it is so confirmed. If Shareholders reject the confirmation of the Advance Notice By-law at the Meeting, it will thereafter cease to have effect. For greater certainty, the Corporation's existing by-laws are not impacted by the Advance Notice By-law and will continue in effect, unamended.

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At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following by ordinary resolution to approve the adoption by Advantage of the Advance Notice By-law (the "Advance Notice By-law Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Advance Notice By-law, in the form attached as Schedule "B" to the management information circular of Advantage Oil & Gas Ltd. (the "Corporation") dated May 14, 2013, is hereby adopted and confirmed as a by-law of the Corporation;

2.	any one or more directors or officers of the Corporation are hereby authorized, for and on behalf of the Corporation, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action or such director's or officer's execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document; and

3.	notwithstanding the passing of this resolution by the Shareholders of the Corporation, the Board may revoke this resolution before it is acted upon, without further approval of the Shareholders, if the Board determines, in its sole and absolute discretion that such revocation is in the best interests of the Corporation."

In order for the Advance Notice By-law Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the ordinary resolution approving the Advance Notice By-law.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP were the auditors of Advantage Energy Income Fund (the "Trust") from September 18, 2007 until its dissolution on July 9, 2009. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2012, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

executive compensation

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2012 applicable to Advantage's President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the three (3) other most highly compensated executive officers of Advantage who were serving as executive officers at December 31, 2012 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers").

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This Compensation Discussion and Analysis is intended to discuss Advantage's objectives to executive compensation, the roles and responsibilities of Advantage's Human Resources, Compensation and Corporate Governance Committee (the "Compensation Committee" or the "Human Resources, Compensation and Corporate Governance Committee") in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

Technical Services Agreement with Longview Oil Corp.

Advantage owns 21,150,010 common shares of Longview Oil Corp. ("Longview") representing a 45.1% equity ownership and Advantage and Longview are parties to a Technical Services Agreement (the "TSA") dated April 14, 2011. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of general and administrative charges based on respective levels of oil, natural gas and natural gas liquids ("NGLs") production.

Subject to reimbursement by Longview as provided for under the TSA, Advantage is solely responsible for payment of all salaries, consulting fees, benefits and expenses (including severance or termination payments and related expenses) of the Named Executive Officers, including, but not limited to, all source deductions, remittances and assessments such as income tax, employment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers' Compensation contributions and assessments and any other employee benefits. Except as required by the TSA, which provides for a sharing formula for general and administrative expenses based on the relative oil, natural gas and NGLs production of each of Advantage and Longview, Longview is not required to make any direct payments to a Named Executive Officer. The officers of Longview are paid a salary by Advantage and pursuant to, and in accordance with, the TSA and the formula set out therein, a portion of salary is reimbursed by Longview. In addition, all salaries and salary increases for the Named Executive Officers will be reviewed and approved in accordance with the terms of the TSA.

Unless otherwise indicated, the disclosure herein of salaries, bonuses, share-based compensation, benefits, expenses (including severance or termination payments and related expenses) and all other compensation received by the Named Executive Officers only reflects compensation received by such Named Executive Officers attributable to Advantage and does not include the portions of such compensation which were reimbursed to Advantage by Longview pursuant to the TSA.

For information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General and Special Meeting of Shareholders to be held on June 20, 2013, which is available on Longview's SEDAR profile at www.sedar.com and Longview’s website at www.longviewoil.com.

Compensation Objectives and Principles

The overall philosophy of Advantage's compensation program is to attract and retain high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2012 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	provide compensation which is competitive in the market place;

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(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives' interests with those of the Shareholders; and

(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Corporation, the Corporation's operating and financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently compiled compensation data for directors and officers of reporting issuers of comparative size to the Corporation. The Human Resources, Compensation and Corporate Governance Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if required.

Compensation Committee

The Compensation Committee is comprised of Shelia O'Brien (Chair), Ronald McIntosh and Stephen Balog. All members of the Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices is summarized below:

•	Sheila O'Brien (Chair) – Ms. O'Brien has been President and a director of Belvedere Investments since April, 2004. From July 1998 to April 2004, she was Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation. Among her other accomplishments, Ms. O'Brien was designated as Member, Order of Canada in 1998.

•	Ronald McIntosh – Mr. McIntosh is a director of Alvopetro Inc. and is the Chairman and member of audit committee of North American Energy Partners Inc., a publicly traded corporation. Mr. McIntosh was also previously the Chairman and a member of the audit committee of Tasman Exploration Ltd., a private oil and gas company. Mr. McIntosh is a Member of the American Association of Petroleum Geologists, the Canadian Society of Petroleum Geologists and the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA"). He holds a Degree in Geological Engineering and M.Sc. degree in Geology from the University of Saskatchewan. He has also completed the Executive Development Program at Columbia University in New York and is a registered Professional Geologist with APEGGA.

•	Stephen Balog – Mr. Balog is President of West Butte Management Inc. and a Principal of Alconsult International Ltd., both of which are private consulting companies that provide technical and business advisory services to oil and gas operators. Prior thereto, Mr. Balog was President and Chief Operating Officer and a director of Tasman Exploration Ltd. from 2001 to June, 2007, and was a director of BelAir Energy Corporation, a junior public company. Mr. Balog was a key contributor to the development and use of the Canadian Oil & Gas Evaluation Handbook as an industry standard for reserves evaluation. Mr. Balog is a member of several industry associations, including the Society of Petroleum Evaluation Engineers and APEGGA. He served on the Petroleum Advisory Committee, Alberta Securities Commission from 2009-2011 and has a Bachelor of Science, Chemical Engineering.

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Mandate of the Compensation Committee

The Compensation Committee was constituted to assist the board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board) determine and approve the CEO's compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the directors;

•	reviewing and evaluating management's recommendations as to the allocation of Options (as defined herein) under the Option Plan (as defined herein) and formulate a recommendation to the directors for approval;

•	reviewing annually and recommending for approval to the directors the executive compensation disclosure and "Report on Executive Compensation" disclosure of the Corporation in the Corporation's information circular;

•	reviewing annually the Compensation Committee's Terms of Reference;

•	administering the Option Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

•	succession planning in respect of senior executives and guidance in respect of executive capacity.

At no time since the most recently completed financial year of the Corporation, has a compensation consultant or advisor been formally retained by the Corporation to assist the Board or the Compensation Committee in determining the compensation of the directors or executive officers of the Corporation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2012 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers within the oil and gas industry with between 10,000 and 100,000 barrels of oil equivalent production per day as published by independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies. The peer organizations determined in this analysis and benchmarked against, from the 2012 Mercer Total Compensation Survey for the Energy Sector dated April 1, 2012, operate in similar business environments to Advantage. They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level.

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Components of Compensation

Total compensation for Named Executive Officers in 2012 consisted of base salary, bonuses, stock options ("Options" or "Stock Options"), contributions to the employee share purchase plan (the "Purchase Plan") of Advantage and certain perquisites and benefits. For the Named Executive Officers, base salary represented 20% of total compensation, bonuses represented 7% of total compensation, Options represented 71% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 2% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

Advantage’s compensation in 2012 included the restricted share performance incentive plan ("RSPIP"), the calculation of which was determined based on Advantage’s Share performance and compared to the share performance of an approved peer group. Since July 1, 2010 when amendments approved by Shareholders became effective, the peer group has consisted of those companies that comprise the S&P/TSX Capped Energy Index such to provide Advantage with a consistent, clearly identified peer group. The RSPIP previously provided an opportunity to directors, officers and employees of, and consultants to the Corporation to acquire a proprietary interest in Advantage. The Toronto Stock Exchange ("TSX" or "Exchange") Company Manual requires that every three years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The RSPIP was originally approved by Shareholders on July 9, 2009 and, as Shareholder re-approval of the RSPIP was not obtained within the three year period required by the TSX, the RSPIP has expired. As a result, the Corporation cannot grant any further restricted shares ("Restricted Shares") under the RSPIP and there are no Restricted Shares outstanding.

The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (historically Restricted Shares and now Options) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer's specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation's compensation program for the year ended December 31, 2012, the Compensation Committee considered whether the compensation program provided executive officers of the Corporation with adequate incentives to achieve both short and long term objectives without motivating them to take inappropriate or excessive risk. This assessment was based on a number of considerations including, without limitation, the following: (a) the terms of the previous RSPIP provide that Restricted Shares vest as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversaries of the Grant Date. This encouraged executive officers to continue to develop favourable results over a longer period of time and reduced the risk of actions which may have had short term advantages; (b) the terms of the Corporation's stock option plan ("Option Plan") provides that Options vest as determined by the Board with an expiration date no later than three years from the date of grant. This encourages executive officers to continue to develop favourable results over a longer period of time and reduces the risk of actions which may have short term advantages; (c) a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which recommendations are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets; (d) the Corporation's compensation program for certain executive officers is not structured significantly differently from the compensation program for other executive officers within the Corporation; and (e) the overall compensation program is market based and aligned with the Corporation's business plan and long-term strategies.

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Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies within the oil and gas industry. Base salaries are designed to provide income certainty and to attract and retain executive management. The CEO's salary level was below the median range for oil and gas issuers similar to Advantage. The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and CFO, makes a recommendation to the Board for approval. Bonuses paid to the Named Executive Officers for the year ended December 31, 2012, totalled $426,000. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets.

Long Term Compensation

Options

The Option Plan grants Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation (collectively the "Optionees"). The purpose of the Option Plan is to develop the interest of the directors, officers and employees of, and consultants to Advantage and any of its controlled entities in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage. See "Option-based Awards – Stock Option Plan" below.

Restricted Shares

Restricted Shares were previously an important aspect of total compensation for Named Executive Officers. The TSX Company Manual requires that every three years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The RSPIP was originally approved by Shareholders on July 9, 2009 and, as Shareholder re-approval of the RSPIP was not obtained within the three year period required by the TSX, the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP.

The principal purposes of Advantage’s RSPIP were: to retain and attract qualified directors, officers, employees and consultants that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees, directors and consultants of Advantage and its affiliates on operating and financial performance and Shareholder returns. See "Share-based Awards – Advantage RSPIP" below.

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Other Compensation

Employee Share Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of Advantage may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX. For the year ended December 31, 2012, $149,000 was contributed by Advantage to match the contributions of the Named Executive Officers. Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

The Option Plan grants option-based awards to Optionees and for the year ended December 31, 2012, Advantage granted option-based awards to certain executive officers and directors of the Corporation.

Stock Option Plan

Eligibility

The Option Plan provides for the granting of Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation.

Administration

The Option Plan is administered by the Board.

Limitations to the Option Plan

Unless otherwise approved by Shareholders, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage is 10% of the Common Shares outstanding from time to time. If any Options granted under the Option Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Options relate shall be available for the purposes of the granting of further Options under the Option Plan.

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In addition to the limit on the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan:

•	the number of Common Shares issued to any one person upon exercise of Options awarded under the Option Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 10% of the outstanding Common Shares;

•	the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in the Option Plan) shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 10% of the outstanding Common Shares; and

•	the participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year, the number of Common Shares will be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

Vesting of Options

The Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

Expiry Date

All Options granted pursuant to the Option Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant provided that no Option may be exercised beyond three years from the time of the grant. Any Options which have not been exercised by the Expiry Date shall expire and become null and void.

Notwithstanding the foregoing:

(a)	if the Expiry Date of any Option falls within:

(i)	any Blackout Period (as defined below) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term (as defined below); and

(ii)	a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined below), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term (as defined below).

The foregoing extensions apply to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in the Option Plan. Unless approved by the Board, no Options may be exercised by an Optionee during a Blackout Period.

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(b)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement (as defined below), pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c) below), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined below), exercise the Options which have vested on or prior to the Cessation Date, after which time the Option shall terminate; and

(c)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in the Option Plan), exercise the Options held by the Optionee which have vested during or prior to the six month period, after which time the Option shall terminate.

In the Option Plan, the following terms have the following meanings:

"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Option Plan;

"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months; and

"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date.

Exercise Price

The exercise price (the "Exercise Price") of any Option granted pursuant to the Option Plan shall be fixed by the Board when the Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

Assignability

The right to receive Common Shares pursuant to a Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

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Exercise of Option

Subject to the Option Plan and the applicable Option Agreement (as defined in the Option Plan), the Optionee may:

(a)	exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(b)	exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of the above provision, the Current Market Price means the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange.

Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Option Plan, to any Options and to any Option Agreements outstanding under the Option Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

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Take-over Bids

If approved by the Board, Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Options may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Option (and shall thus be available for exercise of the Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

Change of Control

Notwithstanding any other provision in the Option Plan and any Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Option Plan and any Option Agreements. All Options not exercised prior to the effective date determined by the Board shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

In the Option Plan, a "Change of Control" means:

(a)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(b)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(c)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

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(e)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(f)	the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not.

No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of Shareholders in respect of any Common Shares issuable upon exercise of a Option until certificates representing such Common Shares have been issued and delivered.

Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Option is granted hereunder (a "Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of the Option Plan. The Option Agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.

Amendment or Discontinuance of the Option Plan

The Option Plan and any Options granted pursuant to the Option Plan may be amended, modified or terminated by the Board without approval of the Shareholders subject to any required approval of the Exchange.

Notwithstanding the foregoing, the Option Plan or any Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Option Plan or the Option Plan maximum as described under "Limitations to the Option Plan";

(b)	reduce the Exercise Price of any Option granted pursuant to the Option Plan;

(c)	extend the Expiry Date of any outstanding Options other than as permitted pursuant to the Option Plan;

(d)	amend the limitations to the Option Plan to increase the entitlements of non-management directors under the Option Plan;

(e)	permit an Optionee to transfer or assign Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions described under "Limitations to the Option Plan"; or

(g)	amend this provision of the Option Plan.

In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Option previously granted to such Optionee under the Option Plan.

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Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. The RSPIP grants share-based awards to Advantage Service Providers. For the year ended December 31, 2012, Advantage did not grant any share-based awards to executive officers and directors of the Corporation.

The summary of the RSPIP described below is applicable to Advantage's executive compensation program for the financial year ended December 31, 2012. As noted in this Information Circular, the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP and there are no Restricted Shares outstanding as of December 31, 2012.

Advantage RSPIP

Under the terms of the prior RSPIP, any Service Provider may have been granted Restricted Shares. Each Restricted Share entitled the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Share vested with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as determined by the Board. Generally, except in certain circumstances, grants of Restricted Shares were determined on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares could elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Common Shares to which the Grantee (as defined below) was entitled under his or her Restricted Shares Award in lieu of the issue of Common Shares under such Restricted Share Award. Absent exceptional circumstances, it was anticipated that Advantage would only consent to a cash payment (in lieu of Common Shares) where the 5% Cap (as defined below) had been reached. The amount payable (as adjusted in accordance with the RSPIP) to the Grantee was based on the closing price of the Common Shares on the TSX or such other stock exchange on which the Common Shares were then listed and posted for trading from time to time ("Exchanges"), on the trading day immediately preceding the issue date of the Common Shares. If Advantage and the Grantee so agreed, all or a portion of this amount may have been satisfied in whole or in part by Common Shares acquired by Advantage on the Exchanges or from Advantage, as an issuance of treasury Common Shares, or a combination thereof provided that the total number of Common Shares that were to be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Common Shares as at the beginning of the period.

Pursuant to the RSPIP, unless otherwise determined by the Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a Grantee's role as a Service Provider, if a Grantee ceased to be a Service Provider as a result of: termination for cause, effective as of the date notice was given of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee, were terminated and all rights to receive Common Shares thereunder forfeited by the Grantee; being terminated other than a termination for cause, all Common Shares awarded to such Grantee under any outstanding Restricted Shares were issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares had been made to such Grantee were terminated, and all rights to receive Common Shares thereunder forfeited; voluntary retirement, with such Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting; death, all Common Shares awarded to such Grantee under any outstanding share award agreements were issued as of the Grantee's date of death.

The RSPIP provided that the maximum number of Common Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time. No single Advantage Service Provider could be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which was greater than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis (the "5% Cap"). In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issuable pursuant to the RSPIP to all directors of Advantage who are not officers or employees of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

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Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period. The "RS Pool" is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (as defined in the RSPIP). Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to Advantage Shareholders and Advantage's relative performance against its peer group, currently consisting of those companies that comprise the S&P/TSX Capped Energy Index.

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

If the issue date for Common Shares was scheduled to occur during a period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities (a "Blackout Period") applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the issue date shall be the date that is two business days after the expiry date of the Blackout Period.

For the period from January 1, 2010 to December 31, 2010 there were 2,547,020 Restricted Shares granted. For the period from January 1, 2011 to December 31, 2011 there were 1,443,956 Restricted Shares granted. For the period from January 1, 2012 to May 23, 2012 there were no Restricted Shares granted and as of December 31, 2012 there were no Restricted Shares outstanding. A summary of the Restricted Shares granted to Service Providers including the key parameters and targets established under the RSPIP that determine the grants are as follows:

Return Period(1)			RSPIP Parameters(2)		RSPIP Grant
From	To	Date Granted	Total Return Percentage	Peer Group Percentile Rank	Number of Restricted Shares granted (#)(3)		Grant date fair value of Restricted Shares granted(4) ($)
July 9, 2009	December 31, 2009	January 12, 2010	44.4%	30%	779,013		5,663,425
July 9, 2009	March 31, 2010	April 12, 2010	44.0%	50%	979,915		6,830,008
July 9, 2009	June 30, 2010	July 12, 2010	30.2%	25%	788,092		5,146,241
September 30, 2009	September 30, 2010	N/A(5)	-2.7%	17%	Nil	(5)	Nil	(5)
January 1, 2010	December 31, 2010	January 12, 2011	2.1%	17%	67,343		468,034
April 1, 2010	March 31, 2011	April 11, 2011	32.0%	35%	816,579		6,761,274

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Return Period(1)			RSPIP Parameters(2)		RSPIP Grant
From	To	Date Granted	Total Return Percentage	Peer Group Percentile Rank	Number of Restricted Shares granted (#)(3)		Grant date fair value of Restricted Shares granted(4) ($)
July 1, 2010	June 30, 2011	July 12, 2011	18.7%	48%	560,034		4,004,243
October 1, 2010	September 30, 2011	N/A(5)	-33.3%	12%	Nil	(5)	Nil	(5)
January 1, 2011	December 31, 2011	N/A(5)	-37.0%	20%	Nil	(5)	Nil	(5)
April 1, 2011	March 31, 2012	N/A(5)	-62.6%	2%	Nil	(5)	Nil	(5)

Notes:

(1)	The Return Period is as defined per the RSPIP and generally comprises a twelve month period.
(2)	The key parameters and targets that determine whether or not there is a grant of Restricted Shares and the magnitude of such a grant are the Total Return Percentage and the Peer Group Percentile Rank during the Return Period, as defined per the RSPIP.
(3)	Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Shares will vest with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board.
(4)	Represents the grant date fair value of Restricted Shares granted under the RSPIP. Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the respective dates of grant. The actual value of Restricted Shares vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(5)	As the Total Return Percentage was negative and Advantage was within the bottom 1/3 of the Peer Group Percentile Rank for the Return Period, there was no grant of Restricted Shares during the period.

Other Information Concerning Executive Compensation

Pursuant to Advantage's Disclosure, Confidentiality and Trading Policy, directors and NEOS shall not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs shall not directly or indirectly buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO may sell a security which such person does not own if such person owns another security convertible into such security or an option or right to acquire such security sold and within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies which prohibit a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph illustrates our five year cumulative Shareholder return, as measured by the closing price of the Trust Units and Common Shares, as applicable, at the end of each financial year, assuming an initial investment of $100 on December 31, 2007, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming the reinvestment of distributions of the Trust, where applicable.

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	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/30/2011	12/31/2012
Advantage	100	75	103	101	63	48
S&P/TSX Capped Energy Index	100	64	91	102	87	82
S&P/TSX Composite Index	100	67	90	106	97	104

It is challenging to compare the trend in executive compensation to the performance graph given ongoing global economic factors, our conversion to a Corporation, fluctuating commodity prices, and continued development and operating successes.

During 2008, the trust unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general. In 2009, we announced the discontinuance of monthly distributions in conjunction with our intention to convert to a growth-oriented corporation. Our conversion to a corporation was approved by the unitholders of the Trust and completed in July 2009. Since becoming a corporation, the Share price performance improved during the remainder of 2009 and was relatively stable throughout much of 2010. However, during 2011 and 2012 natural gas prices declined dramatically due to decreased demand caused by mild winters and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays, resulting in historic high inventory levels. As a result, this adverse natural gas pricing environment placed considerable downward pressure on the Corporation’s financial results and corresponding Share price, regardless of significant organizational accomplishments.

Since conversion to a Corporation in 2009, we have been focused on improving Advantage’s financial flexibility through strengthening the balance sheet while developing our signature Glacier Montney nature gas resource play. In 2009 we completed two asset dispositions, an equity financing and an issuance of convertible debentures and in 2010 we completed two additional asset dispositions. During 2011, Longview completed an initial public offering of common shares and in 2012 we completed a secondary offering of Longview common shares. In August 2012 we began a comprehensive disposition process to market for sale all remaining Advantage non-core assets, excluding Advantage’s core Glacier Montney natural gas assets and its remaining 21.15 million share ownership position in Longview. Advantage completed three disposition transactions in 2012 and two disposition transactions in 2013 which, on a combined basis, constituted the sale of substantially all remaining non-core assets. All net proceeds received from the various recapitalization and disposition transactions were utilized to reduce outstanding bank indebtedness. Advantage is now a pure play company focused on our Glacier Montney property.

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Our capital program from 2008 through 2012 has been primarily focused on our Glacier Montney natural gas resource play. Development at Glacier has been efficiently executed with financial discipline resulting in record reserve additions and production growth. We have continued to experience considerable operating accomplishments in regard to operating cost optimization and general cost management. Continued success at Glacier has increased the quality and magnitude of our Montney natural gas resource that contains significant scope and scale and whose solid economics provides Advantage with a significant drilling inventory.

As a result of improved Share price performance from 2008 through early 2010, as well as significant financial and operating accomplishments, NEOs total compensation was positively impacted through the equity incentive elements. However, Advantage's Share price decreased during 2011 and 2012 primarily due to the significant reduction in natural gas prices that adversely impacted our financial results. Consequently, NEOs total compensation has decreased from 2010 to 2012 due to lower equity-based compensation.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to the Named Executive Officers for the years ended December 31, 2012, 2011 and 2010.

				Option-	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(8) ($)	Share-based awards(1) ($)	based awards (2) ($)	Annual Incentive plans(3)	Long- term incentive plans	Pension value ($)	All other compensation(4) (5)(8)	Total compensation ($)
Andy Mah(6)	2012	298,957	Nil	1,200,960	90,000	Nil	Nil	36,565	1,626,482
President and	2011	325,251	1,190,228	N/A	387,660	Nil	Nil	39,567	1,942,706
Chief Executive Officer	2010	385,000	1,917,242	N/A	450,000	Nil	Nil	46,811	2,799,053

Kelly Drader(6)	2012	298,957	Nil	1,048,335	45,000	Nil	Nil	36,370	1,428,662
Chief Financial	2011	325,251	1,034,734	N/A	387,660	Nil	Nil	39,356	1,787,001
Officer	2010	385,000	1,499,389	N/A	450,000	Nil	Nil	46,141	2,380,530

Neil Bokenfohr	2012	194,128	Nil	687,585	90,000	Nil	Nil	25,770	997,483
Vice President,	2011	211,202	680,294	N/A	270,461	Nil	Nil	27,818	1,189,775
Exploitation	2010	250,000	1,044,650	N/A	300,000	Nil	Nil	32,483	1,627,133

Patrick Cairns(7)	2012	194,128	Nil	687,585	111,000	Nil	Nil	25,576	1,018,289
Senior Vice	2011	211,202	516,279	N/A	270,461	Nil	Nil	27,353	1,025,295
President	2010	178,384	1,044,650	N/A	300,000	Nil	Nil	30,488	1,553,522

Craig Blackwood	2012	170,833	Nil	533,836	90,000	Nil	Nil	23,347	818,016
Vice President,	2011	185,858	464,201	N/A	270,461	Nil	Nil	24,885	945,405
Finance	2010	197,500	712,823	N/A	250,000	Nil	Nil	27,377	1,187,700

Notes:

(1)	Represents the grant date fair value of Restricted Shares granted under the RSPIP. Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(2)	Represents the fair value of Options granted and does not represent the cash value of such grant. A Black Scholes Option pricing model with assumptions including a 44% volatility and 1.06% risk-free rate was used to determine the fair value of the Options on the date of grant. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of option-based awards vesting can fluctuate significantly from the imputed value derived under the Black Scholes method of valuation as a result of changes in the trading price of the Shares.
(3)	Reflects cash bonuses earned in 2010 and paid in 2011, cash bonuses earned in 2011 and paid in 2012 and cash bonuses earned in 2012 and paid in 2013. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.
(4)	Perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers include: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.
(5)	Other compensation includes contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the Named Executive Officers an aggregate of $146,750 in 2010, $148,668 in 2011 and $149,000 in 2012.

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(6)	On April 21, 2011 Mr. Drader resigned as President of the Corporation and Mr. Mah was appointed President.
(7)	Mr. Patrick Cairns annual salary was reduced in 2010 due to a personal leave of absence during the year.
(8)	Salary and all other compensation amounts received only reflect the portion of compensation attributable to Advantage and does not include the portion of such compensation which was reimbursed to Advantage by Longview pursuant to the TSA. A summary of the compensation paid to the Named Executive Officers for the years ended December 31, 2012 and 2011, which was attributable to Longview is as follows:

			Share-based	Option-based	Non-equity incentive plan compensation ($)		Total
Name	Year	Salary ($)	awards ($)	awards ($)	Annual incentive plans	All other compensation	compensation ($)
Andy Mah	2012	86,043	118,232	N/A	30,000	10,524	244,799
	2011	59,749	178,712	N/A	42,340	7,269	288,070
Kelly Drader	2012	86,043	103,249	N/A	75,000	10,468	274,760
	2011	59,749	156,075	N/A	42,340	7,230	265,394
Neil Bokenfohr	2012	55,872	67,712	N/A	30,000	7,417	161,001
	2011	38,798	102,363	N/A	29,539	5,110	175,810
Patrick Cairns	2012	55,872	67,712	N/A	54,000	7,361	184,945
	2011	38,798	102,363	N/A	29,539	5,025	175,725
Craig Blackwood	2012	49,167	46,213	N/A	30,000	6,720	132,100
	2011	34,142	69,845	N/A	29,539	4,572	138,098

For further information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General and Special Meeting of Shareholders to be held on June 20, 2013, which is available on Longview's SEDAR profile at www.sedar.com and Longview’s website www.longviewoil.com.

The following table compares the actual value of Named Executive Officer compensation to the total reported compensation of the Named Executive Officers. Over the past three years the total actual value of Named Executive Officer’s compensation was 67% of the total reported compensation driven primarily by changes in the value of actual share-based awards versus the amount reported based on required financial reporting.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans ($)	All other compensation ($)	Actual value of compensation ($)	Total reported compensation ($)	Actual value as a % of Total reported compensation

Andy Mah	2012	298,957	(179,020)	Nil	90,000	36,565	246,502	1,626,482	15%
President and	2011	325,251	435,350	N/A	387,660	39,567	1,187,828	1,942,706	61%
Chief Executive Officer	2010	385,000	1,849,246	N/A	450,000	46,811	2,731,057	2,799,053	98%

Kelly Drader	2012	298,957	(147,309)	Nil	45,000	36,370	233,018	1,428,662	16%
Chief Financial	2011	325,251	404,877	N/A	387,660	39,356	1,157,144	1,787,001	65%
Officer	2010	385,000	1,441,844	N/A	450,000	46,141	2,322,985	2,380,530	98%

Neil Bokenfohr	2012	194,128	(99,774)	Nil	90,000	25,770	210,124	997,483	21%
Vice President,	2011	211,202	261,331	N/A	270,461	27,818	770,812	1,189,775	65%
Exploitation	2010	250,000	1,008,748	N/A	300,000	32,483	1,591,231	1,627,133	98%

Patrick Cairns	2012	194,128	(88,480)	Nil	111,000	25,576	242,224	1,018,289	24%
Senior Vice	2011	211,202	139,597	N/A	270,461	27,353	648,613	1,025,295	63%
President	2010	178,384	1,004,559	N/A	300,000	30,488	1,513,431	1,553,522	97%

Craig Blackwood	2012	170,833	(68,084)	Nil	90,000	23,347	216,096	818,016	26%
Vice President,	2011	185,858	175,835	N/A	270,461	24,885	657,039	945,405	69%
Finance	2010	197,500	686,933	N/A	250,000	27,377	1,161,810	1,187,700	98%

Notes:

(1)	The value of share-based awards includes the share-based awards value vested during the year and the difference between the market value of share-based awards that have not vested at the end of the year and the market value of share-based awards that have not vested at the beginning of the year.
(2)	The value of unexercised option-based awards includes the value from Options granted during the reported year if the difference between the closing trading price on the TSX is greater than the exercise price.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2012.

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Andy Mah	1,799,746	3.67	See Note 1.	Nil	Nil	Nil	Nil
Kelly Drader	1,571,023	3.67	See Note 1.	Nil	Nil	Nil	Nil
Neil Bokenfohr	1,030,407	3.67	See Note 1.	Nil	Nil	Nil	Nil
Patrick Cairns	1,030,407	3.67	See Note 1.	Nil	Nil	Nil	Nil
Craig Blackwood	800,000	3.67	See Note 1.	Nil	Nil	Nil	Nil

Notes:

(1)	Represents Options granted to Named Executive Officers. Of the Options held by each Named Executive Officer, approximately 1/8 of the total number of Options expire on each of January 1, 2013, April 1, 2013, July 1, 2013, October1 , 2013, January 1, 2014, April 1, 2014, July 1, 2014 and October 1, 2014.
(2)	The value is calculated based on the difference between the market price of Shares at December 31, 2012, being $3.20 per Share and the exercise price of the Options.
(3)	There were no Restricted Shares outstanding as at December 31, 2012.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012. The vesting terms are subject to the RSPIP and the Option Plan, as applicable.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Andy Mah	Nil	811,571	90,000
Kelly Drader	Nil	664,948	45,000
Neil Bokenfohr	Nil	451,451	90,000
Patrick Cairns	Nil	403,156	111,000
Craig Blackwood	Nil	308,051	90,000

Notes:

(1)	The value is calculated based on the difference between the market price of Shares on the vesting date and the exercise price of the Options on the vesting date.
(2)	Represents the vesting date fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.
(3)	Reflects cash bonuses earned in 2012 and paid in 2013. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.

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Termination and Change of Control Benefits

Each of the Named Executive Officers, including the CEO, have executive employment contracts with Advantage. These contracts provide for participation by the Named Executive Officers in the RSPIP and Option Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Messrs. Mah and Drader, the executive will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. For Messrs. Bokenfohr and Blackwood, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Mah and Drader). For Mr. Cairns, the entitlements are the same except that the executive officer is entitled to 1.5 times the executive’s then annual salary and one times the average cash bonus paid over the prior two years.

Estimated Incremental Compensation on

Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"

(based on hypothetical termination as at December 31, 2012 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance(1) ($)	15% of Retirement Allowance ($)	Bonus(2) ($)	Option Vesting(3)	TOTAL ($)
Andy Mah	448,435	67,265	358,245	Nil	873,945
Kelly Drader	448,435	67,265	324,495	Nil	840,195
Neil Bokenfohr	194,128	29,119	180,231	Nil	403,478
Patrick Cairns	291,192	43,679	190,731	Nil	525,602
Craig Blackwood	170,833	25,625	180,231	Nil	376,689

Notes:

(1)	The annual salary amount reflects the portion of compensation attributable to Advantage and does not include the portion of such compensation which would be subject to reimbursement by Longview to Advantage pursuant to the TSA.
(2)	The bonus amount reflects the amounts attributable to Advantage and does not include any bonus amount attributable to Longview.
(3)	The option vesting value was calculated based on the difference between the market price of Shares at December 31, 2012, being $3.20 per Share and the exercise price of the Options.

Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

The Chair of Advantage is paid a flat fee annual retainer of $200,000 and each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $100,000 plus expenses of attending Board or committee meetings. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

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In addition, for the year ended December 31, 2012, members of the Board were eligible to receive Restricted Shares pursuant to the RSPIP and Options pursuant to the Option Plan. The number of Restricted Shares issuable pursuant to the RSPIP to a director of Advantage who is not an officer or employee of Advantage or its affiliates was limited to a maximum of 0.5% of the issued and outstanding Shares and the participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2012, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total ($)
Steven Sharpe(3)	200,000	Nil	93,934	N/A	N/A	50,000	(5)	343,934
Stephen Balog	100,000	Nil	93,934	N/A	N/A	3,000	(6)	196,934
John A. Howard(4)	75,000	Nil	Nil	N/A	N/A	N/A		75,000
Shelia O'Brien	100,000	Nil	93,934	N/A	N/A	N/A		193,934
Ronald McIntosh	100,000	Nil	93,934	N/A	N/A	3,000	(6)	196,934
Carol Pennycook(4)	75,000	Nil	Nil	N/A	N/A	N/A		75,000
Paul Haggis	100,000	Nil	93,934	N/A	N/A	N/A		193,934

Notes:

(1)	Represents the grant date fair value of Restricted Shares granted under the RSPIP. Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(2)	Represents the fair value of Options granted and does not represent the cash value of such grant. A Black Scholes Option pricing model with assumptions including a 44% volatility and 1.06% risk-free rate was used to determine the fair value of the Options on the date of grant. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of option-based awards vesting can fluctuate significantly from the imputed value derived under the Black Scholes method of valuation.
(3)	Mr. Sharpe is also a director of Longview. Compensation paid to Mr. Sharpe does not include any compensation paid to Mr. Sharpe as a director of Longview and only reflects compensation received as a director of Advantage. As a director of Longview, for the year ended December 31, 2012, Mr. Sharpe received fees in the amount of $100,000 and share-based awards with a value of $22,719.
(4)	Mr. Howard and Ms. Pennycook ceased to be directors of the Corporation on September 27, 2012.
(5)	Mr. Sharpe received $50,000 as payment for his participation on the Special Committee in respect of the corporate strategic review process.
(6)	Mr. Balog and Mr. McIntosh each received $3,000 for their participation on the Special Committee in respect of the conventional asset disposition process.

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Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2012.

	Option-based Awards(1)				Share-based Awards(4)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steven Sharpe	140,768	3.67	See Note 1.	Nil	Nil	Nil	Nil
Stephen Balog	140,768	3.67	See Note 1.	Nil	Nil	Nil	Nil
John A. Howard(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shelia O'Brien	140,768	3.67	See Note 1.	Nil	Nil	Nil	Nil
Ronald McIntosh	140,768	3.67	See Note 1.	Nil	Nil	Nil	Nil
Carol Pennycook(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Haggis	140,768	3.67	See Note 1.	Nil	Nil	Nil	Nil

Notes:

(1)	Represents Options granted to directors, other than directors who are also Named Executive Officers. Of the Options held by each director, approximately 1/8 of the total number of Options expire on each of January 1, 2013, April 1, 2013, July 1, 2013, October1 , 2013, January 1, 2014, April 1, 2014, July 1, 2014 and October 1, 2014.
(2)	The value is calculated based on the difference between the market price of Shares at December 31, 2012, being $3.20 per Share and the exercise price of the Options.
(3)	Mr. Howard and Ms. Pennycook ceased to be directors of the Corporation on September 27, 2012.
(4)	There were no Restricted Shares outstanding as at December 31, 2012.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2012.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Steven Sharpe	Nil	77,035	Nil
Stephen Balog	Nil	51,037	Nil
John A. Howard(3)	Nil	51,037	Nil
Shelia O'Brien	Nil	51,037	Nil
Ronald McIntosh	Nil	51,037	Nil
Carol Pennycook(3)	Nil	51,037	Nil
Paul Haggis	Nil	51,037	Nil

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Notes:

(1)	The value is calculated based on the difference between the market price of Shares on the vesting date and the exercise price of the Options on the vesting date.
(2)	Represents the vesting date fair value of Restricted Shares under the RSPIP held by the directors, other than directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.
(3)	Mr. Howard and Ms. Pennycook ceased to be directors of the Corporation on September 27, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2012.

Option Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1) Option Plan	15,977,883 Common Shares	3.67	860,400 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	15,977,883 Common Shares	3.67	860,400 Common Shares

Note:

(1)	See "Option-based Awards – Stock Option Plan". The Option Plan provides for the rolling grant of options equal to up to ten percent (10%) of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of options will make new grants available under the Option Plan.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Corporate Governance Disclosure

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 – Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

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As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under the NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

GUIDELINES		COMMENTARY

1.	Directors

(a)	Disclose the identity of directors who are independent.	Paul G. Haggis, Ronald A. McIntosh, Steven Sharpe, Stephen E. Balog and Sheila H. O'Brien are all independent within the meaning of NI 58-101.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Andy J. Mah is not independent as he is currently the President and Chief Executive Officer. Kelly I. Drader is not independent as he is the Chief Financial Officer.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.	There are seven directors in total, five of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Kelly I. Drader	Painted Pony Petroleum Ltd.
		Paul G. Haggis	CA Bancorp Inc. Canadian Pacific Railway Limited
		Andy J. Mah	TriOil Resources Ltd.
		Ronald A. McIntosh	North American Energy Partners Inc. Alvopetro Inc.
		Sheila H. O'Brien	Gildan Activewear Inc. MaRS Discovery District
		Steven Sharpe	Renegade Petroleum Ltd. Longview Oil Corp.

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GUIDELINES		COMMENTARY

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors hold regularly scheduled in camera sessions, without non-independent directors and members of management present either before or after each meeting of the board and otherwise as required. During 2012, eleven (11) of such meetings were held.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The chair of the board (the "Chair"), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

•     The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the directors, at all meetings of shareholders.

•     The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

•     To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the Chief Executive Officer, committee Chairs, and fellow directors.

• The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best as possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

• The Chair shall endeavour to ensure that the board's deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present.

• The Chair shall encourage board members to ask questions and express view points during meetings.

• The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

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GUIDELINES	COMMENTARY

• The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

• The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

• The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Human Resources, Compensation and Corporate Governance Committee.

• The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law.

• With respect to meetings of directors or Shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and Shareholder meetings and shall also liaise with the committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

The Chair shall endeavour to:

• ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

• facilitate effective communication between directors and Management, both inside and outside of board meetings;

• actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual directors, committees chairs (other than the board Chair or any committee upon which the board Chair sits as the Chair) and Chief Executive Officer;

37

GUIDELINES		COMMENTARY

• when appropriate, assist directors in their transition from the board and to support the orientation of new directors and the continuing education of current directors; and

• to ensure that an annual performance evaluation of the board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)	Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer's most recently completed financial year.

There were a total of 11 Board meetings held between January 1, 2012 and March 31, 2013.

The attendance record of each director is as follows:

Stephen E. Balog attended 100% of the meetings (11 out of 11).

Kelly I. Drader attended 100% of the meetings (11 out of 11).

Paul G. Haggis attended 91% of the meetings (10 out of 11).

Andy J. Mah attended 100% of the meetings (11 out of 11).

Ronald A. McIntosh attended 100% of the meetings (11 out of 11).

Sheila H. O'Brien attended 91% of the meetings (10 out of 11).

Steven Sharpe attended 100% of the meetings (11 out of 11).

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review on SEDAR at www.sedar.com under Advantage's profile and on Advantage's website at www.advantageog.com. A copy is also attached hereto as Schedule "A".

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and chair of each committee of the Board.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the CEO have developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	The Board provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials. New Board members are offered access to all officers of the Corporation for orientation of new members as to the nature and operations of the business.

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GUIDELINES		COMMENTARY

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Corporation will consider any request for it to pay for any education courses for any members of the Board relating to corporate governance or financial literacy. In addition, Management of the Corporation is available to members of the Board to discuss operational and other matters.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.

(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers (collectively, the "Code"), are located on SEDAR at www.sedar.com and is available on our website at www.advantageog.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board monitors compliance with the Code by requiring periodic reporting by its senior officers as to their compliance with the Code (and the Board requests immediate notification of any departures from the Code). The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the Code.

(iii)	provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no material change reports filed pertaining to any departures from the Code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Due to the fact that the Corporation has the Code, a reporting process pursuant to such Code, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation.

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GUIDELINES		COMMENTARY

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent directors.

(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysis - Compensation Governance" in this Information Circular.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee Members: Ms. Sheila O'Brien (Chair), Mr. Ronald McIntosh and Mr. Stephen Balog, all of whom are independent directors.

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GUIDELINES		COMMENTARY

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed under "Executive Compensation – Compensation Discussion and Analysis - Compensation Governance" in this Information Circular. The human resources mandate of the committee is disclosed in Item 6 "Nomination of Directors" above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There was one meeting of the committee in 2012. All members of the Compensation Committee at such time, being John Howard, Sheila O'Brien, Carol Pennycook (Chair), were present at such meeting. Mr. Howard and Ms. Pennycook ceased to be directors of the Corporation on September 27, 2012 and the Compensation Committee was reconstituted.

Independent Reserve Evaluation Committee Members: Mr. Stephen Balog, Mr. Ronald McIntosh and Ms. Sheila O'Brien all of whom are independent directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Corporation.

There were two (2) meetings of the committee in 2012.

Stephen E. Balog attended 100% of the meetings (2 out of 2).

Ronald A. McIntosh attended 100% of the meetings (2 out of 2).

Sheila H. O'Brien attended 50% of the meetings (1 out of 2).

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The effectiveness of the Board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

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INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF informed persons IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of the most recently completed financial year, none of the directors or executive officers of the Corporation or the proposed directors of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Steven Sharpe, a director of Advantage, is also a director of Longview. In addition, Advantage and Longview entered into the TSA pursuant to which Advantage provides the necessary personnel and technical services to manage Longview's business. The officers of Longview are Kelly Drader (President and Chief Executive Officer), Craig Blackwood (Chief Financial Officer), Andy Mah (Chief Operating Officer), Neil Bokenfohr (Vice President, Exploitation), Patrick Cairns (Senior Vice President), and Lionel Derochie (Vice President, Operations) each of which are also executive officers of Advantage. These officers of Advantage provide services to Longview under the TSA but remain as employees of Advantage. See "Executive Compensation – Compensation Discussion and Analysis – Technical Services Agreement with Longview Oil Corp.".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

additional information

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Vice President, Finance of the Corporation at the following address:

Advantage Oil & Gas Ltd.

Suite 700, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

42

schedule "A"
mandate of the Board OF DIRECTORS

Advantage Oil & Gas Ltd.

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavor to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

▪	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

•	be designed to achieve Advantage's principal objectives,

•	identify the principal strategic and operational opportunities and risk of Advantage's business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

▪	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

▪	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

▪	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

▪	approve property acquisitions and dispositions in excess of $5 million;

▪	approve the establishment of credit facilities and borrowings; and

▪	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

▪	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

▪	monitor overall human resource policies and procedures, including compensation and succession planning;

▪	appoint the CEO and determine the terms of the CEO's employment with Advantage;

▪	approve the distribution policy of Advantage;

▪	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

▪	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

▪	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

▪	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

▪	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

▪	review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

▪	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

▪	review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

▪	review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

▪	review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

▪	report annually to shareholders on the Board's stewardship for the preceding year; and

▪	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

▪	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

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▪	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

•	selecting nominees for election to the Board,

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate or terms of reference of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

▪	review annually the adequacy and form of the compensation of directors.

Delegation

▪	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

▪	A majority of Board members should be "independent" Directors as such term is defined in National Instrument 52-110 – Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

▪	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

▪	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

▪	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

▪	Minutes of each meeting shall be prepared by the Secretary to the Board.

▪	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

▪	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

▪	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

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▪	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

▪	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

▪	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.

4

schedule "B"
ADVANCE NOTICE BY-LAW

Advantage Oil & Gas Ltd.

ADVANCE NOTICE BY-LAW
(Adopted by the Board of Directors with immediate effect on May 9, 2013)

ADVANTAGE OIL & GAS LTD.

(the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice By-law (the "By-Law") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This By-Law fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this By-Law is in the best interests of the Corporation, its shareholders and other stakeholders. This By-Law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders of the Corporation pursuant to a "proposal" made in accordance with section 136(1) of the Business Corporations Act (Alberta) (the "Act"), or a requisition of the shareholders made in accordance with section 142(1) of the Act; or

(c)	by any person (a "Nominating Shareholder") who: (i) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) complies with the notice procedures set forth below in this By-Law.

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Chief Financial Officer of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder's notice to the Chief Financial Officer of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder's notice to the Chief Financial Officer of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (iii) the citizenship of such person; (iv) the number of securities of each class or series of securities in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction, directly or indirectly, of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) such person's written consent to being named in the notice as a nominee and to serving as a director of the Corporation if elected; and (vi) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice: (i) the name and address of such Nominating Shareholder, as they appear on the securities register of the Corporation; (ii) the number of securities of each class or series of securities of the Corporation owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder; (iii) full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any others acting jointly or in concert with any of the foregoing, including the nominee; (iv) full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Corporation; (v) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct or control the voting of any securities of the Corporation; and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information and documents as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

In addition, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this By-Law:

(a)	"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.	Notwithstanding any other provision of this By-Law, notice given to the Chief Financial Officer of the Corporation pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Chief Financial Officer of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Financial Officer at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-Law.

9.	This By-Law was approved and adopted by the Board on May 9, 2013 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this By-Law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this By-Law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

10.	This By-Law shall be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that province.